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SECURI 05040460 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44998


RECEIVED
MAR 0 2 2005
185
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston,	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Iudice — 617-434-0484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Philip J. Iudice**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Columbia Funds Distributor, Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer & Chief Financial Officer

Title



Notary Public

Donald E. Geer, Jr.
NOTARY PUBLIC
My commission expires Sept. 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Index
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Funds Distributor, Inc. (the "Company"), in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 83,053,407
Cash segregated under federal regulations	14,397
Receivables	
From brokers and dealers for fund shares purchased	24,888,290
Distribution and service fees	12,687,136
Receivable from affiliates	6,133,108
Deferred sales commissions, net of accumulated amortization of $3,359,746	2,343,603
Deferred tax asset	1,837,463
Other assets	2,000,001
Total assets	$ 132,957,405
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to mutual funds for fund shares purchased	$ 24,865,846
Service fees payable to brokers and dealers	15,815,550
Accounts payable and accrued liabilities	4,400,396
Payables to affiliates	4,120,766
Accrued taxes payable	914,603
Total liabilities	50,117,161
Commitments and contingencies (Note 7)	
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	79,970,891
Retained earnings	2,869,253
Total stockholder's equity	$ 82,840,244
Total liabilities and stockholder's equity	$ 132,957,405

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Operations

Columbia Funds Distributor, Inc. (the "Company"), is incorporated in The Commonwealth of Massachusetts and is a wholly-owned subsidiary of Columbia Management Advisors, Inc. (the "Parent"), an Oregon corporation. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation, and the Municipal Securities Rulemaking Board. The Parent is a subsidiary of Columbia Management Group, Inc. ("CMG"). CMG is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank"), which prior to April 1, 2004, was a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston"). On April 1, 2004, FleetBoston was acquired by Bank of America Corporation ("the Corporation"), and Fleet Bank became a wholly-owned subsidiary of the Corporation. Certain FleetBoston benefit arrangements, as noted in Note 5, were retained for the full year.

The Company is the distributor of open-end load mutual funds ("the funds") managed by affiliates. The funds include many portfolios, including equity, balanced, money market, and fixed income funds. The Company also acts as the principal underwriter of no-load funds managed by affiliates.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from such estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds.

Cash Segregated Under Federal Regulations
Cash of $14,397 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments
As a registered broker-dealer, the Company records securities owned at market value. The fair value of all other financial assets and liabilities (consisting primarily of a net receivable for fund shares purchased) are considered to approximate the reported value due to the short-term nature of the financial instruments.

Deferred Sales Commissions
Sales commissions paid to brokers and dealers in connection with the sale of Class C and D fund shares are capitalized and amortized on a straight-line basis over one year, which is the maximum period the shareholder is subject to a contingent deferred sales charge ("CDSC") or early withdrawal charge.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between the periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred items, which management believes it is more likely than not, realization will not occur. There was no valuation allowance at December 31, 2004.

The Company's operating results are included in the consolidated federal income tax return of the Corporation and files combined or separate tax returns with various states. Related deferred taxes and current tax receivables and payables are included in the Statement of Financial Condition. Current income tax expense is determined as if the Company filed a separate tax return, and the amount is payable to or receivable from the Corporation.

3. **Related Party Transactions**

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105 percent of the Company's net expenses, as defined in the agreement.

The Parent and Bank of America, N.A. provide to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the funds and the amount paid to third-party broker-dealers and to Fleet Securities, Inc. ("FSI"), through October 31, 2004, an affiliate of the Company. On November 1, 2004, FSI was sold by the Corporation, and become a third-party broker-dealer to the Company.

The Company has an arrangement with the Parent, whereby the Parent advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and Class G fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to the Parent the Company's asset derived from the Class B and Class G fund share commissions. As a result, the Parent is entitled to receive from the Company all asset-based distribution plan fees and all CDSC related to Class B and Class G fund shares received by the Company.

The Company had a Preferred Selling Agreement with an affiliate in which the affiliate provided distribution services to the Company.

Columbia Funds Services, Inc. ("CFSI"), is an affiliate of the Company and transfer agent for mutual funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. CFSI also collects and pays over to the Company CDSC payable upon redemption of fund shares.

Cash and cash equivalents include demand deposits held with an affiliate, Fleet Bank, and an investment of $82,152,195 in a money market mutual fund affiliated with CMG.

4. Income Taxes

Goodwill and intangibles, recognized by CMG in FleetBoston's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,558,529.

5. Employee Benefit Plans

The Company participates in pension plans and postretirement health and life insurance programs sponsored by FleetBoston. These plans include qualified noncontributory, defined benefit pension plans covering substantially all domestic employees, as well as nonqualified noncontributory defined benefit plans for certain executives. The qualified plans are funded in compliance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Postretirement health and life insurance benefits are provided for eligible retired domestic employees. The estimated cost of postretirement benefits are accrued over the service lives of eligible employees. All income/expense and assets/liabilities related to pension and postretirement benefits are recorded on the records of affiliates.

The Company also participates in the FleetBoston contributory thrift plan, which covers substantially all full-time and permanent part-time employees. This plan provides that eligible employees may elect to contribute a percentage of their annual salary to the plan. The Company matches a percentage of each employee's contributions up to 6 percent of the employee's salary.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1.

As of December 31, 2004, the Company had net capital for this purpose of $54,910,839, which was $53,227,418 in excess of its minimum net capital requirement of $1,683,421. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2004 was .46 to 1.

7. Commitments and Contingencies

Customer Trades
In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by CFSI as agent for the Company, the Company will indemnify CFSI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

Legal and Regulatory Matters
In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company, and certain of these actions and proceedings are based on alleged violations of laws.

In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. Based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory matters, will have a material adverse effect on the financial position or liquidity of the Corporation or the Company, but may be material to the Corporation's and the Company's operating results for any particular reporting period.

Mutual Fund Operations Matters
On February 24, 2004, the Securities and Exchange Commission ("SEC") filed a civil action in the U.S. District Court for the District of Massachusetts against two FleetBoston subsidiaries, the Parent and the Company (the "Columbia Subsidiaries"), alleging that the Columbia Subsidiaries allowed certain customers to engage in short-term or excessive trading without disclosing this fact in the relevant fund prospectuses. The complaint alleged violations of federal securities laws in relation to at least nine trading arrangements pertaining to these customers during the period 1998-2003, and requested injunctive and monetary relief. A similar action was filed the same day in a state court in New York by the New York Attorney General ("NYAG"), claiming relief under New York state statutes. On March 15, 2004, FleetBoston and its subsidiaries announced agreements in principle with the NYAG and the SEC, agreeing, without admitting or denying wrongdoing, to (1) pay $70 million in disgorgement and $70 million in civil penalties; (2) the issuance of an order requiring the Columbia Subsidiaries to cease and desist from violations of the federal securities laws, as well as the implementation of enhanced governance and compliance procedures; and (3) retain an independent consultant to review the Columbia Subsidiaries' applicable compliance, control and other policies and procedures. In addition, the agreement with the NYAG provides for reduction of mutual fund management fees of the Columbia funds by $80 million over five years. These settlements were finalized with the NYAG and the SEC on February 9, 2005.

After consultation with counsel, review of the results of our internal investigations and the settled enforcement actions with SEC dated February 9, 2005 or otherwise, management believes that

there are no liabilities or loss contingencies that are required to be accrued or disclosed by FAS 5 with respect to the Company. The financial statements include all expenses directly attributable to all legal matters. Despite the settled enforcement actions, no amounts are allocable to the Company. Management believes that the methods of allocation are reasonable given the facts and circumstances.

On February 9, 2005, the Corporation entered an agreement with the Federal Reserve Bank of Richmond, and Bank of America, N.A. entered an agreement with the Office of the Comptroller of the Currency. Under the agreements, the Corporation and Bank of America, N.A. agreed to continue with existing plans to implement remedial actions. The federal banking regulators did not impose any monetary penalties or fines under the agreements. The Corporation is continuing to respond to inquiries from federal and state regulatory and law enforcement agencies concerning mutual fund related matters.

Private lawsuits seeking unspecified damages concerning mutual fund trading against the Corporation and its pre-FleetBoston-merger subsidiaries include putative class actions purportedly brought on behalf of shareholders in Nations Funds mutual funds, derivative actions brought on behalf of one or more Nations Funds mutual funds by Nations Funds shareholders, putative ERISA class actions brought on behalf of participants in the Corporation's 401(k) plan, derivative actions brought against the Corporation's directors on behalf of the Corporation by shareholders in the Corporation, class actions and derivative actions brought by shareholders in third-party mutual funds alleging that the Corporation or its subsidiaries facilitated improper trading in those funds, and a private attorney general action brought under California law. The lawsuits filed to date with respect to FleetBoston and its subsidiaries include putative class actions purportedly brought on behalf of shareholders in Columbia mutual funds, derivative actions brought on behalf of one or more Columbia mutual funds or trusts by Columbia mutual fund shareholders, and an individual shareholder action.

On February 20, 2004, the Judicial Panel on Multidistrict Litigation (MDL Panel) ordered that all lawsuits pending in federal court with respect to alleged late trading or market timing in mutual funds be transferred to the U.S. District Court for the District of Maryland for coordinated pretrial proceedings. The private lawsuits have been transferred to the court with the exception of one case that was remanded to a state court in Illinois and two cases where motions to remand to state court remain pending. On September 29, 2004, plaintiffs filed consolidated amended complaints in the U.S. District Court for the District of Maryland. Motions to dismiss the consolidated amended complaints are to be filed on February 25, 2005. Discovery is presently stayed in all of these actions. A motion to lift the stay is scheduled to be heard in March 2005.

Other Regulatory Matters
In the course of its business, the Corporation is subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer and is subject to regulation by the SEC, the NASD and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of their regulated activities.

Columbia Funds Distributor, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004 **Schedule I**

Net Capital	
Total stockholder's equity	$ 82,840,244
Less - deductions and/or charges	
Non allowable assets:	
Cash held with affiliate	901,212
Cash segregated under federal regulations	14,397
Distribution and service fees	7,305,923
Receivable from affiliates	6,133,108
Deferred sales commissions, net	2,343,603
Deferred tax asset	1,837,463
Other assets	2,000,001
Net capital before haircuts on securities positions	62,304,537
Haircuts on securities positions	7,393,698
Net capital	$ 54,910,839
Aggregate Indebtedness	
Items included in the Statement of Financial Condition	
Accounts payable to mutual funds for fund shares purchased	$ 24,865,846
Service fees payable to brokers and dealers	15,815,550
Accounts payable and accrued liabilities	4,400,396
Accounts payable to affiliates	4,120,766
Accrued taxes payable	914,603
	50,117,161
Adjustment from trade date to settlement date basis of accounting for fund shares purchased	24,865,846
Total aggregate indebtedness	$ 25,251,315
Computation of Basic Net Capital Requirements	
1. Minimum net capital required: 6 2/3% of aggregate indebtedness	$ 1,683,421
2. Minimum net capital of broker-dealer	$ 100,000
Net capital requirement (greater of 1. or 2.)	$ 1,683,421
Excess net capital (net capital less net capital requirement)	$ 53,227,418
Excess net capital at 1000%	$ 52,385,708
Ratio: aggregate indebtedness to net capital	.46 to 1

NOTE: Sales of fund shares are accounted for on a settlement date basis for the purpose of computing net capital and total aggregate indebtedness.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, (continued)
December 31, 2004 **Schedule I**

Reconciliation with Company's Computation
(included in Part II of Form X17A-5 as of December 31, 2004)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 54,931,060
Adjustments impacting net capital:	
Increase in stockholder's equity	1,800,702
Increase in receivable from affiliates	(1,227,702)
Increase in deferred tax asset	(593,221)
Total adjustments	(20,221)
Net capital per above	$ 54,910,839

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$ 24,451,831
Adjustments impacting aggregate indebtedness:	
Increase in service fees payable to brokers and dealers	831,225
Decrease in accrued taxes payable	(31,741)
Total adjustments	799,484
Aggregate indebtedness per above	$ 25,251,315

Columbia Funds Distributor, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)

Computation for Determination of Reserves Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004 **Schedule II**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Information Relating to Possession of Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004 **Schedule III**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Columbia Funds Distributor, Inc.

In planning and performing our audit of the statement of financial condition and supplemental schedules of Columbia Funds Distributor, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

To the Board of Directors and Stockholder of
Columbia Funds Distributor, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005